CONSULTING AGREEMENT

     THIS AGREEMENT is entered into as of this fifth (5th) day of February, 2002, by and between Raven Moon International, Inc., a Florida corporation, ("RMI"), and Mr. Donald L. Hacker ("Consultant"). This agreement replaces and supersedes any and all previous agreements or arrangement between the parties.

WHEREAS, RMI is engaged in the development, production, distribution, and exploitation of television properties and other entertainment projects;

WHEREAS, Consultant is a partner in Hacker-Rumsey Entertainment, a California limited partnership, ("HRE") and has an extensive experience, contacts, and credentials in the television and consumer products industries; and

WHEREAS, RMI wishes to retain Consultant for certain consulting and certain development services and participations (the "Services").

NOW, THEREFORE, and in consideration of the mutual promises and agreements herein contained and intending to be legally bound, the parties, for themselves, and their heirs, successors, personal representatives, and assigns hereby agree as follows:

1.        SERVICES.

Consultant agrees to provide consulting, and certain development services and participations for RME (the "Services"), including the following:

     a) Causing HRE to grant to RMI certain carrying interests and rights to any three, of the following properties of HRE, The Icely Brothers, Wild Streets, StarRidz and Dirt Traxx, pursuant to the following terms:

               (i) Recoupment of $200,000.00 in "development" costs on a pari passu basis with total production costs against series sold in market;

               (ii) An equal participation to HRE's "Producer's Share" of Net Profits (as defined below);

               (iii) HRE will share all appropriate development, production and marketing materials of the properties with RMI on a confidential basis and in support of its publicity efforts on an ad-hoc basis. HRE must approve all publicity surrounding these properties, in advance;

               (iv) Raven Moon and J&B DiFrancesco shall receive co-executive producer credit. Additionally, J&B DiFrancesco shall receive executive producer fees equal to that of HRE.

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               (v)   The above terms represents RMI's passive financial interest in the properties in which HRE shall continue to retain and control all copyrights, distribution in all media, licensing and merchandising, and creative and production control;

               (vi) RMI shall have the right to match domestic home video distribution terms of any third party on any of the properties;

               (vii) Nothing in the terms outlined above constitutes a guarantee by HRE that it will successfully obtain national television distribution for any the properties, but only that HRE will use it best efforts to do so.

     b) If HRE fails to sell (secure a pilot and/or production commitment) the properties within two (2) years, RMI shall receive a subsequent two
          (2) year option on the any of the three of four properties.

     c) If RMI successfully secures national distribution and provides financing within the two (2) year option period, then HRE will be entitled to an equal share of Producer's Share of net profits (See attached Net Profit and Producers Share definition) and RMI shall receive all distribution and production rights formerly held by HRE in return for recoupment of up to $200,000.00 in out-of-pocket development and distribution costs incurred by HRE on a pari passu basis with total production costs against series sold in market.

     d) If RMI fails to exercise its option, or perform during its option period then all rights shall be retained (revert) to HRE.

2.        FEE

In consideration of the Services, RMI agrees to pay to Consultant the following fee (the "Fee"):

     a) Three Million, Eight Hundred Thousand (3,800,000), S-8, free trading, unrestricted shares of RMI's common stock (the "Shares"). RMI agrees to file a registration statement with respect to the Shares and deliver, in full, to Consultant by February 8, 2002.

     b) Consultant hereby acknowledges and agrees that it may not, at any time, sell more than ten percent (10%) or two hundred and fifty thousand shares (250,000), whichever is greater, of the weekly trading volume of the Shares directly into the market. For purposes of this agreement, weekly trading volume shall be defined as two million, five hundred thousand shares (2,500,000). Consultant may, decide to sell or assign any portion of its shares to a private third party, at any time.

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     c)   Consultant shall provide to RMI (i) a written notice of all sales by
          Consultant of any number of the Shares and (ii) within 10 business days after the end of each calendar month.


3.        Mutual RELEASE OF ALL CLAIMS

     a) In exchange for the full consideration above, each party shall relinquish now and forever all pre-existing contractual claims and respective legal rights involved in the disputes. Consultant shall cause HRE to agree and sign a separate mutual release with RMI, under terms to be negotiated.

     b)   Consultant shall make good faith efforts through Summit
          Entertainment/Toby Martin to settle any outstanding obligations that resulted in the abandonment of "Gina D and the Icely Brothers" production.

4.        BOARD RESIGNATION

With the signing of this agreement Consultant herby tenders his respective resignation from the Board of Directors of RMI. HRE will have the right to approve all announcements concerning such, in advance and in writing and not until the full receipt of the stock certificates.

Both parties voluntarily and knowingly release with the express intention of eliminating the liabilities and obligations involving all previous agreements between them in exchange for certain values (consideration) contained herein and mutual relinquishment of our respective legal rights involved in the disputes in all such agreements described above.

5.        NONDISCLOSURE

     a) Neither party shall disclose the terms of this settlement or those of any previous agreements.

     b) Furthermore, neither party shall disclose any information to third parties that would be considered as disparaging or injurious to the other party in any way.

     c) RMI may not publicly or privately use Consultant's name or likeness in any way, or characterize Consultant's relationship to the company, without the express written permission from Consultant.

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6.        CERTAIN DEFINITIONS

For purposed of this Agreement, the following terms shall have the meaning as set forth below:

     a) "Net Profits" shall mean Gross Revenue less Distribution Fees, Distribution Costs and Production Costs.

     b) "Gross Revenues" shall mean all revenue actually received by the exploitation of the programs by HRE, including the gross amounts received by any of its subsidiaries or affiliates acting as sub-distributors, sub-licensees and agents.

     c) "Distribution Fees." In consideration for the distribution services HRE or a third party assignee (Distributor) is rendering to the properties, Distributor shall retain as its sole and exclusive property from all exploitation of the Programs the following distribution fees:

          (i)   Domestic Distribution: Network: 25% or Syndication: 35%;

          (ii)  Foreign Distribution: 40%; and

          (iii) Licensing & Merchandising: 40%.

          If Distributor uses unaffiliated sub-distributors, sub-licensees, agents, etc., however, the fees of such entities shall not be subject to these limitations and shall be deducted in the calculation of net profits.

     e) "Distribution Costs" shall include, without limitation, a pro-rata share of festival and market expenses, costs incurred in connection with promotional cassettes, sales and withholding taxes, shipping of promotional material, the manufacture of prints and videotapes, music and effects tracks, script duplication, publicity material, bank transfer charges, dubbing and production of foreign language tracks, advertising expenses and legal and agent fees.

     f) "Production Costs" shall mean all sums advanced or paid by Distributor or third party in connection with the production of the Programs, including any residuals, royalties and/or clearance costs, insurance premiums, attorneys' fees and/or any other production related costs paid or advanced.

     g) "Producer Share" shall mean the share of Net Profits that is typically attributed to the services provided as Executive Producer to any series. For the purpose of this agreement, Producer Share will EXCLUDE any net profit participation negotiated and typically assigned to financing, or the arrangement thereof, distribution, or "below the line" production services. If either party shall provide such services, those Net Profit participations will be EXCLUDED from Producers Share split.

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7.   FULL FORCE and EFFECT:

     THIS AGREEMENT WILL NOT BE IN FULL FORCE AND EFFECT UNTIL ALL STOCK CERTIFICATES ARE FULLY RECEIVED BY CONSULTANT. FAILURE TO SO, SHALL REINSTATE ALL PRIOR CONTRACTUAL CLAIMS, RIGHTS AND LIABILITIES AND RENDER THIS AGREEMENT, IN ITS ENTIRETY, NULL AND VOID.



                                            RAVEN MOON INTERNATIONAL, INC.

                                            By:  /s/
                                               -------------------------------
                                                      Joey DiFrancesco,
                                                      President and Chief
                                                      Executive Officer




                                            /s/
                                            ----------------------------------
                                                  DONALD L. HACKER


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